UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                     (Amendment No.2 and Amendment No.4)*


                         QUESTCOR PHARMACEUTICALS INC.
------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   232808105
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                                (CUSIP Number)


                            Joseph J. Giunta, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                            300 South Grand Avenue
                             Los Angeles, CA 90071
                                (213) 687-5000
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          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               January 31, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g),
check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Claudio Cavazza
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                  (b) |_|

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

                                    PF, AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                       7            SOLE VOTING POWER
            NUMBER OF                               2,656,781
            SHARES                     ----------------------------------------
            BENEFICIALLY               8            SHARED VOTING POWER
            OWNED BY                                10,698,712
            EACH                       ----------------------------------------
            REPORTING                  9            SOLE DISPOSITIVE POWER
            PERSON WITH                             2,656,781
                                       ----------------------------------------
                                       10           SHARED DISPOSITIVE POWER
                                                    10,698,712
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  13,355,493
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             |_|

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    32.11%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Paolo Cavazza
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                   (b) |_|

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

                                    PF, AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                       7            SOLE VOTING POWER
            NUMBER OF                               2,656,782
            SHARES                     ----------------------------------------
            BENEFICIALLY               8            SHARED VOTING POWER
            OWNED BY                                11,147,812
            EACH                       ----------------------------------------
            REPORTING                  9            SOLE DISPOSITIVE POWER
            PERSON WITH                             2,656,782
                                       ----------------------------------------
                                       10           SHARED DISPOSITIVE POWER
                                                    11,147,812
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  13,804,594
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    33.19%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Sigma-Tau Finanziaria SpA
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

                                      AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                       7            SOLE VOTING POWER
            NUMBER OF                               0
            SHARES                     ----------------------------------------
            BENEFICIALLY               8            SHARED VOTING POWER
            OWNED BY                                10,698,712
            EACH                       ----------------------------------------
            REPORTING                  9            SOLE DISPOSITIVE POWER
            PERSON WITH                             0
                                       ----------------------------------------
                                       10           SHARED DISPOSITIVE POWER
                                                    10,698,712
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  10,698,712
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.29%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Sigma-Tau International S.A.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
                                                                     (b)  |_|

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

                                      WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Luxembourg
-------------------------------------------------------------------------------
                                       7            SOLE VOTING POWER
            NUMBER OF                               0
            SHARES                     ----------------------------------------
            BENEFICIALLY               8            SHARED VOTING POWER
            OWNED BY                                10,698,712
            EACH                       ----------------------------------------
            REPORTING                  9            SOLE DISPOSITIVE POWER
            PERSON WITH                             0
                                       ----------------------------------------
                                       10           SHARED DISPOSITIVE POWER
                                                    10,698,712
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  10,698,712
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.29%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Defiante Farmaceutica L.D.A.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                    (b)  |_|

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

                                      WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Portugal
-------------------------------------------------------------------------------
                                       7            SOLE VOTING POWER
            NUMBER OF                               0
            SHARES                     ----------------------------------------
            BENEFICIALLY               8            SHARED VOTING POWER
            OWNED BY                                2,025,315
            EACH                       ----------------------------------------
            REPORTING                  9            SOLE DISPOSITIVE POWER
            PERSON WITH                             0
                                       ----------------------------------------
                                       10           SHARED DISPOSITIVE POWER
                                                    2,025,315
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,025,315
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     4.98%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                              Amendment No. 2 and
                              Amendment No. 4 to
                           Statement on Schedule 13D

            This Amendment No. 2 (the "Amendment No. 2") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 25, 2002 (the "Sigma/Defiante Schedule 13D"), as amended, relating to shares of the common stock, no par value (the "Common Shares"), of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). This Amendment No. 4 (the "Amendment No. 4" and, together with the Amendment No. 2, this "Statement") amends the Statement on Schedule 13D, filed with the SEC on August 7, 2001 (the "Cavazza/Sigma Schedule 13D" and, together with the Sigma/Defiante Schedule 13D, the "Schedule 13Ds"), as amended, relating to the Common Shares of Questcor. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 is being filed on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica L.D.A., a Portuguese corporation ("Defiante") (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), and this Amendment No. 4 is being filed on behalf of Sigma-Tau International S.A., a Luxembourg corporation ("Sigma Tau International") (formerly known as Sigma-Tau Finance Holding S.A.), Mr. Claudio Cavazza ("Mr. C. Cavazza") and Mr. Paolo Cavazza ("Mr. P. Cavazza" and, together with Mr. C. Cavazza, Sigma Tau International, Defiante and Sigma Tau, the "Reporting Persons").


Item 4.    Purpose of the Transaction.
           --------------------------

           Item 4 of the Schedule 13Ds are hereby amended as follows:

            The Reporting Persons originally acquired the shares reported herein to gain an equity investment interest in Questcor. The Reporting Persons evaluate on an ongoing basis Questcor's financial condition, business operations and prospects. To enable them to better make such evaluations, Mr. Mauro Bove ("Mr. Bove"), on behalf of the Reporting Persons, had a telephonic conversation on January 16, 2003 with Mr. Charles Casamento ("Mr. Casamento"), Chairman, President and CEO of Questcor, requesting representation on the Questcor Board of Directors (the "Board"). Specifically, Mr. Bove requested an increase in the number of directors of Questcor by two, such directors to be nominated by the Reporting Persons and elected by the Board as soon as possible (the "Request"). Mr. Casamento informed Mr. Bove that he would discuss the Request with the Board during the next meeting of the Board to be held on January 24, 2003. Upon conclusion of the meeting, Mr. Casamento would advise Mr. Bove of the Board's decision.

            Mr. Casamento sent a letter, dated as of January 28, 2003, to Mr. Bove (the "Questcor Letter"). A copy of the Questcor Letter is attached hereto as Exhibit 2 and is incorporated by reference.

            In response to the Quesctor Letter, Mr. Bove, on behalf of the Reporting Persons, has sent a letter, dated as of January 31, 2003, to Mr. Casamento and the Board (the "Sigma Tau Letter"). A copy of the Sigma Tau Letter is attached hereto as Exhibit 3 and is incorporated by reference.

            Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.


Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            EXHIBIT 1 - Joint Filing Agreement dated January 17, 2003 by and between the Reporting Persons(1).

            EXHIBIT 2 - The Questcor Letter.

            EXHIBIT 3 - The Sigma Tau Letter.




_________________

1 Incorporated by reference to Exhibit 1 of Amendment No. 1 and Amendment No. 3 to the Statement on Schedule 13D, filed with the SEC on January 17, 2003, relating to the Common Shares of Questcor.

                                  Signatures
                                  ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  February 3, 2003


                                           CLAUDIO CAVAZZA


                                           By:      /s/ CLAUDIO CAVAZZA
                                                    ------------------------
                                                    Name:  Claudio Cavazza



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  February 3, 2003


                                           PAOLO CAVAZZA


                                           By:      /s/ PAOLO CAVAZZA
                                                    ------------------------
                                                    Name:  Paolo Cavazza





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  February 3, 2003


                                           SIGMA-TAU FINANZIARIA SPA


                                           By:      /s/ MARIO ARTALI
                                                    ------------------------
                                                    Name:  Mario Artali
                                                    Title: Managing Director



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Dated:  February 3, 2003


                                           SIGMA-TAU INTERNATIONAL S.A.


                                           By:      /s/ ANTONIO NICOLAI
                                                    ------------------------
                                                    Name:  Antonio Nicolai
                                                    Title: Director


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.D.A. is true, complete and correct.

Dated:  February 3, 2003


                                           DEFIANTE FARMACEUTICA L.D.A.


                                           By:      /s/ RAFFAELE SANGUIGNI
                                                    -------------------------
                                                    Name:  Raffaele Sanguigni
                                                    Title: Director


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                     EXHIBIT 2



January 28, 2003




Mauro Bove
Sigma Tau Finanziaria S.p.A.
Via Sudafrica n.20
00144 - Rome
Italy

Dear Mauro:

I am writing this letter in response to our telephone conversation on January 16, 2003 in which you requested, on behalf of Sigma Tau Finanziaria S.p.A. and its affiliates ("Sigma Tau"), that Questcor Pharmaceuticals, Inc. ("Questcor") increase the size of its Board of Directors (the "Board") by two, with such directors to be nominated by Sigma Tau and elected by the Board as soon as possible. As I promised you, I presented your request to the Board at its regularly scheduled meeting held on January 24, 2003. The Board discussed your request at such meeting and is currently considering the request.

In order for the Board to complete its review of your request, the Board has determined that it needs the following information with respect to each of the two persons Sigma Tau would like to nominate to the Board: such person's name; such person's resume (including such person's experience on boards of directors of United States public companies generally, and in the pharmaceutical and biotech industries specifically); and such person's relationship and/or affiliation with Sigma Tau. These are all items of information that Questcor is required to provide to its shareholders regarding its directors in its annual proxy statement.

Additionally, the Board has expressed an interest in having one or more of its members meet and talk with Sigma Tau's two prospective nominees in person. Jon Saxe, a member of the Board, will be in London at the end of this week and is willing to make himself available to meet with these two prospective nominees at a mutually agreeable time and location. Please let me know if it would be possible to arrange such a meeting with Mr. Saxe while he is in London or, alternatively, to arrange a meeting at some other mutually agreeable time and location in the near future.

I look forward to receiving your response to the above inquiries at your earliest convenience.

Sincerely,

/s/ CHARLES CASAMENTO

Charles J. Casamento

                                                                     EXHIBIT 3




                                                              January 31, 2003




Charles Casamento
Chairman, President and CEO
Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, CA 94587


Dear Charles,

Thank you for your letter dated January 28, 2003. You have asked for information related to the two persons that we would like to nominate. Fortunately, members of the Board of Directors, including Mr. Saxe, are already well acquainted with our nominees, Paolo Cavazza and myself. Per your request, our resumes are attached and our affiliation with Sigma Tau is fully disclosed in our Schedule 13D on file with the Securities Exchange Commission.

While neither Mr. Cavazza nor I have served on public company boards in the United States, through our investments in, and interactions with, numerous public companies, as well as our extensive experience in private company boards and our affiliates' extensive holdings in Questcor, we feel confident in our ability to represent the interests of shareholders on the Questcor Board of Directors. If necessary, we would be happy to arrange a telephonic meeting to discuss our qualifications further. In any event, please advise us of your final decision with respect to our request for Board representation no later than February 5, 2003.

Regards,

/s/ MAURO BOVE

Mauro Bove




cc:  Board of Directors of Questcor Pharmaceuticals, Inc.